                       As filed pursuant to Rule 424(b)(3)
                                                    Registration No. 333-61302



                                     [LOGO]

                        1,349,981 Shares of Common Stock


                              -------------------


    This Prospectus relates to the public offering, which is not being underwritten, of 1,349,981 shares of our Common Stock, which are held by some of our current stockholders.


    The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.


    Our common stock is traded on the Nasdaq National Market under the symbol 'DCLK.' On June 13, 2001, the last reported sale price for the common stock was $13.27 per share.



    AN INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                              -------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------


                  The date of this prospectus is June 14, 2001

                                DOUBLECLICK INC.

    Our principal executive offices are located at 450 West 33rd Street, New York, New York 10001. Our telephone number is (212) 683-0001.

    We provide the infrastructure that makes marketing work in the digital world. Combining media, data and technological expertise, our products and services enable marketers to deliver the right message, to the right person, at the right time, while helping publishers maximize their revenue and build their business online.

    In 2000, we derived our revenues from three business units that share the knowledge and experience gained through working with thousands of publishers, advertisers, direct marketers and merchants every day. It is this sharing of ideas that allows us to develop innovative ways to help marketers and publishers grow their businesses online. These business units, TechSolutions, Media, and Data (consisting of Abacus and Research), tackle all facets of the digital marketing process, from pre-campaign planning, to execution, measurement and campaign refinement. Through these units we offer a broad range of media, technology, data and research products and services.

    Our patented DART (Dynamic, Advertising, Reporting and Targeting) technology is the platform for many of our solutions. The DART technology is a sophisticated targeting and reporting tool, relied upon by our customers to measure campaign performance and provide dynamic ad space inventory management. We currently serve ads for over 2,000 clients worldwide, and in December 2000 delivered approximately 63 billion targeted advertisements to Internet users worldwide.

    Our three business units are as follows:

     - DOUBLECLICK TECHSOLUTIONS. DoubleClick TechSolutions offers publishers, advertisers and merchants worldwide the industry's leading technology and service bureau solutions for their digital marketing needs. Our solutions enable Web sites to generate advertising revenue with a choice of an application service provider solution, the DART for Publishers Service, or a licensed software solution, the DoubleClick AdServer software. The DART for Publishers Service provides seamless ad delivery and inventory management services for Web sites, and allows Web publishers to offer their advertisers sophisticated targeting and reporting capabilities. We also offer advertisers and their agencies an application service provider solution, the DART for Advertisers Service. Using the DART technology, the DART for Advertisers Service enables advertisers and their agencies to increase their return on investment and to streamline the ad serving process. Through our DARTmail Service, we offer email publishers and merchants an application service provider solution for their email marketing needs.

     - DOUBLECLICK MEDIA. DoubleClick Media offers to advertisers worldwide a broad range of media purchasing opportunities to satisfy a variety of marketing objectives. DoubleClick enables publishers to outsource ad sales for their Web sites worldwide to DoubleClick's ad sales force, and to leverage the revenue generating potential of their media by joining one of DoubleClick's Web site networks. Our DoubleClick networks established the standard for the network model of advertising on the Internet. The DoubleClick Brand Network is a collection of highly-trafficked and branded sites on the Web. Also included in the DoubleClick Media suite of products and services are the DoubleClick Audience Network, DoubleClick eMail List Services, DoubleClick MediaMatch and DoubleClick Promotions. Advertisers and direct marketers buy advertising through these media marketing vehicles for sales, brand building and lead generation. DoubleClick Media uses the DART and DARTmail technologies to deliver, target and report on our customers' campaigns.

     -  DOUBLECLICK DATA. DoubleClick Data is comprised of two components:

         ABACUS. Abacus is a leading provider of information services to direct marketers, both online and offline. Abacus applies advanced statistical modeling techniques to the

         Abacus Alliance database of consumer purchasing behavior to help Abacus Alliance members acquire and retain customers. Based on this data modeling, Abacus identifies those consumers most likely to purchase a particular product or service, and enables its over 1,800 Abacus Alliance members to reach identified consumers by direct mail. Abacus performs similar statistical modeling services for the e-commerce merchant members of the Abacus Online Alliance, and enables those members to reach likely buyers through email. In addition, by combining an expertise in database analysis with our DART technology, Abacus enables e-commerce merchants and Web publishers to use our online preference marketing technology to deliver Web advertising targeted to anonymous Internet users.

         DOUBLECLICK RESEARCH. DoubleClick Research, Diameter, offers to advertisers, agencies and Web publishers sophisticated research about the online market and advanced campaign measurement tools and planning systems. Our targeting planning systems provide advertisers with market research to identify the Web sites visited by their target audience, and allow Web publishers to better define their audience. Our advertising effectiveness studies can help our clients to evaluate the performance and effectiveness of their online marketing efforts, through the use of branding-based measures. As a result of the acquisition of @plan.inc in February 2001, we significantly expanded our research capabilities.

                                  RISK FACTORS

    An investment in our company involves a high degree of risk. You should carefully consider the risks below, together with the other information contained in this prospectus, before you decide to invest in our company. If any of the following risks actually occur, our business, results of operations and financial condition could be harmed, the trading price of our common stock could decline, and you could lose all or part of your investment.

                 RISKS RELATED TO OUR COMPANY AND OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT

    We were incorporated in January 1996 and have a limited operating history. An investor in our common stock must consider the risks and difficulties frequently encountered by companies in new and rapidly evolving industries, including the digital marketing industry. Our risks include:

         ability to sustain historical revenue growth rates;

         ability to manage our operations;

         competition;

         attracting, retaining and motivating qualified personnel;

         maintaining our current, and developing new, strategic relationships with Web publishers;

         ability to anticipate and adapt to the changing Internet advertising and direct marketing industries;

         ability to develop and introduce new products and services and continue to develop and upgrade technology;

         attracting and retaining a large number of advertisers from a variety of industries; and

         relying on the DoubleClick networks.

    We also depend on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. We cannot assure you that our business strategy will be successful or that we will successfully address these risks. If we are unsuccessful in addressing these risks, our revenues may not grow in accordance with our business model and may fall short of expectations of market analysts and investors, which could negatively affect the price of our stock.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE CONTINUED LOSSES

    We incurred net losses each year since inception, including net losses of $156.0 million and $55.8 million for the years ended December 31, 2000 and 1999, respectively. For the three months ended March 31, 2001, we incurred a net loss of $60.4 million and, as of March 31, 2001, our accumulated deficit was $329.3 million. We have not achieved profitability on an annual basis and expect to incur operating losses in the future. We expect to continue to incur significant operating and capital expenditures and, as a result, we will need to generate significant revenue to achieve and maintain profitability. We cannot assure you that we will generate sufficient revenue to achieve or sustain profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenue does not meet our expectations, or if operating expenses exceed what we anticipate or cannot be reduced accordingly, our business, results of operations and financial condition will be materially and adversely affected.

WE DERIVE A SUBSTANTIAL PORTION OF OUR REVENUE FROM WEB SITES OF A LIMITED NUMBER OF WEB PUBLISHERS AND THE LOSS OF THESE WEB PUBLISHERS AS CUSTOMERS COULD HARM OUR BUSINESS

    We derive a substantial portion of our DoubleClick Media revenue from ad impressions we deliver on the Web sites of a limited number of Web publishers. For the three months ended March 31, 2001, approximately 11.5% of our revenue resulted from ads delivered on the Web sites of the top five Web publishers on our DoubleClick networks. Our business, results of operations and financial condition could be materially and adversely affected by the loss of one or more of the Web publishers that account for a significant portion of our revenue or any significant reduction in traffic on these Web publishers' Web sites.

    The loss of these Web publishers could also cause advertisers or other Web publishers to leave our networks or cease to use our technology services. Either result could materially and adversely affect our business, results of operations and financial condition. Typically we enter into short-term contracts with Web publishers for our offerings. Since these contracts are short-term, we will have to negotiate new contracts or renewals in the future, which may have terms that are not as favorable to us as the terms of the existing contracts. Our business, results of operations and financial condition could be materially and adversely affected by such new contracts or renewals.

OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED BY LAWSUITS RELATED TO PRIVACY AND OUR BUSINESS PRACTICES

    We are a defendant in several pending lawsuits alleging, among other things, that we unlawfully obtain and use Internet users' personal information, and that our use of cookies violates various federal and state laws. We are the subject of an inquiry involving the attorneys general of several states relating to our practices in the collection, maintenance and use of information about, and our disclosure of these information practices to, Internet users. We may in the future receive additional regulatory inquiries and we intend to cooperate fully. Class action litigation and regulatory inquiries of these types are often expensive and time consuming and their outcome is uncertain.

    We cannot quantify the amount of monetary or human resources that we will be required to use to defend ourselves in these proceedings. We may need to spend significant amounts on our legal defense, senior management may be required to divert their attention from other portions of our business, new product launches may be deferred or canceled as a result of these proceedings, and we may be required to make changes to our present and planned products or services, any of which could materially and adversely affect our business, financial condition and results of operations. If, as a result of any of these proceedings, a judgment is rendered or a decree is entered against us, it may materially and adversely affect our business, financial condition and results of operations.

WE DERIVE A SIGNIFICANT PORTION OF OUR REVENUE FROM ADVERTISEMENTS WE DELIVER TO WEB SITES, AND THE CONTINUED DECREASE IN TRAFFIC LEVELS COULD HARM OUR BUSINESS

    We derive a large portion of our revenue from advertisements we deliver to Web sites on our DoubleClick networks and from the technology and services we provide to Web publishers, advertisers and agencies. We expect that our DoubleClick networks and our technology services will continue to account for a significant portion of our revenue for the foreseeable future. Our contracts with our customers are generally short-term. We cannot assure you that our customers will remain associated with our DoubleClick networks or continue to use our technology and other services, that the Web sites of our customers will maintain consistent or increasing levels of traffic over time, that the number of ad units on our customers' Web sites will not diminish over time, or that we will be able to replace in a timely or effective manner departing customers with new customers with comparable traffic patterns, mix of ad impressions, or user demographics. Our failure to successfully market our products and develop and sustain long-term relationships with our customers, the loss of one or more customers that account for a significant portion of our revenue, the failure of our customers' Web sites to maintain consistent or increasing levels of traffic or number of ad units, or the failure to keep pace with the introduction of new technological developments would materially and adversely affect our business, results of operations and financial condition.

OUR ADVERTISING CUSTOMERS AND THE COMPANIES WITH WHICH WE HAVE OTHER BUSINESS RELATIONSHIPS MAY EXPERIENCE ADVERSE BUSINESS CONDITIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS

    Some of our customers may experience difficulty in supporting their current operations and implementing their business plans. These customers may reduce their spending on our products and services, or may not be able to discharge their payment and other obligations to us. The non-payment or late payment of amounts due to us from a significant customer would negatively impact our financial condition. These circumstances are influenced by general economic and industry conditions, and could have a material adverse impact on our business, financial condition and results of operations. In addition to intense competition, the overall market for Internet advertising has been characterized in recent quarters by increasing softness of demand, the reduction or cancellation of advertising contracts, an increased risk of uncollectible receivables from advertisers, and the reduction of Internet advertising budgets, especially by Internet-related companies. Our customers that are Internet-related companies may experience difficulty raising capital, or may be anticipating such difficulties, and therefore may elect to scale back the resources they devote to advertising, including on our system. Other companies in the Internet industry have depleted their available capital, and could cease operations or file for bankruptcy protection. If the current environment for Internet advertising does not improve, our business, results of operations and financial condition could be materially adversely affected.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND YOU SHOULD NOT RELY ON THEM AS AN INDICATION OF FUTURE OPERATING PERFORMANCE

    Our revenue and results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. These factors include:

         advertiser, Web publisher and direct marketer acceptance and demand for our solutions;

         Internet user traffic levels;

         number and size of ad units per page on our customers' Web sites;

         changes in fees paid by advertisers;

         changes in service fees payable by us to Web publishers in our networks;

         the introduction of new Internet advertising products or services by us or our competitors;

         variations in the levels of capital or operating expenditures and other costs relating to the expansion of our operations; and

         general industry and economic conditions.

    For the foreseeable future, our revenue from DoubleClick TechSolutions and DoubleClick Media will also remain dependent on user traffic levels and advertising activity on our DoubleClick networks. This future revenue is difficult to forecast. Our operating expenses will include upgrading and enhancing our DART technology, expanding our product and service offerings, marketing and supporting our solutions and supporting our sales and marketing operations. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we have a shortfall in revenue in relation to our expenses, or if our expenses exceed revenue, then our business, results of operations and financial condition could be materially and adversely affected. These results would likely affect the market price of our common stock in a manner which may be unrelated to our long-term operating performance.

    As a result, we believe that period-to-period comparisons of our results of operations may not be meaningful. You should not rely on past periods as indicators of future performance.

RAPID CHANGES IN OUR BUSINESS COULD STRAIN OUR MANAGERIAL, OPERATIONAL, FINANCIAL AND INFORMATION SYSTEM RESOURCES

    In recent years, we have experienced significant growth and other changes that have placed considerable demands on our managerial, operational and financial resources. We continue to increase the scope of our product and service offerings both domestically and internationally, and to deploy our resources in accordance with changing business conditions and opportunities. To continue to successfully implement our business plan in our rapidly evolving industry requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and will need to continue to train and manage our workforce. We cannot assure you that management will be effective in attracting and retaining additional qualified personnel, integrating acquired businesses, or otherwise responding to new business conditions. We also cannot assure you that our information systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to successfully offer our products and services and implement our business plan. Our future performance may also depend on our effective integration of acquired businesses. Even if successful, this integration may take a significant period of time and expense, and may place a significant strain on our resources. Our inability to effectively respond to changing business conditions could materially and adversely affect our business, financial condition and results of operations.

OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS MODEL

    A significant part of our business model is to generate revenue by providing digital marketing solutions to advertisers, ad agencies and Web publishers. The profit potential for this business model is unproven. To be successful, digital marketing will need to achieve broad acceptance by advertisers, ad agencies and Web publishers. Our ability to generate significant revenue from our customers will depend, in part, on our ability to contract with Web publishers that have Web sites with adequate available ad space inventory, and with advertisers that have continuing plans for Internet advertising. Further, the Web sites in our networks must generate sufficient user traffic with demographic characteristics attractive to our advertisers. We are affected by general industry conditions governing the supply and demand of Internet advertising. The intense competition among Internet advertising sellers has led to the creation of a number of pricing alternatives for Internet advertising. These alternatives make it difficult for us to project future levels of advertising revenue and applicable gross margin that can be sustained by us or the Internet advertising industry in general.

    Intensive marketing and sales efforts may be necessary to educate prospective advertisers regarding the uses and benefits of, and to generate demand for, our products and services. Enterprises may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing systems. In addition, since online direct marketing is emerging as a new and distinct business apart from online advertising, potential adopters of online direct marketing services will increasingly demand functionality tailored to their specific requirements. We may be unable to meet the demands of these clients.

    Acceptance of our new solutions will depend on the continued development of Internet commerce, communication and advertising, and demand for our solutions. We cannot assure you that there will be a demand for our new solutions or that any demand would be sustainable.

DISRUPTION OF OUR SERVICES OR MISAPPROPRIATION OF CONFIDENTIAL INFORMATION DUE TO UNANTICIPATED PROBLEMS OR FAILURES COULD HARM OUR BUSINESS

    Our DART technology resides in our data centers in New York City, New Jersey, Virginia, California and Colorado, and in Europe, Asia and Latin America. Continuing and uninterrupted performance of our technology is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting our ability to deliver advertisements without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of our solutions to advertisers, ad agencies and Web publishers and result in contract terminations, fee rebates and makegoods, thereby reducing revenue. Slower response time or system failures may also result from straining the capacity of our deployed software or hardware due to an increase in the volume of advertising delivered through our servers. To the extent that we do not effectively address any capacity constraints or system failures, our business, results of operations and financial condition could be materially and adversely affected.

    Our operations are dependent on our ability to protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. In addition, interruptions in our solutions could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the time frame we require. Despite precautions we have taken, unanticipated problems affecting our systems have from time to time in the past caused, and in the future could cause, interruptions in the delivery of our solutions. Our business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays our operations.

    We currently retain highly confidential information of our customers in a secure database server. Although we observe security and access measures throughout our operations, we cannot assure you that we will be able to prevent unauthorized individuals from gaining access to this database server. Any unauthorized access to our servers, or abuse by our employees, could result in the theft of confidential customer information.

COMPETITION IN INTERNET ADVERTISING, DIRECT MARKETING AND RELATED PRODUCTS AND SERVICES IS INTENSE AND LIKELY TO INCREASE IN THE FUTURE, AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY

    The market for digital marketing products and services is very competitive. We expect this competition to continue to increase because there are low barriers to entry. Competition may also increase as a result of industry consolidation.

    We believe that our ability to compete depends on many factors both within and beyond our control, including the following:

         the timing and acceptance of new solutions and enhancements to existing solutions developed either by us or our competitors;

         customer service and support efforts;

         our ability to adapt and scale our technology, and develop and introduce new technologies, as customer needs change and grow;

         sales and marketing efforts;

         the features, ease of use, performance, price and reliability of solutions developed either by us or our competitors; and

         the relative impact of general economic and industry conditions on either us or our competitors.

    We compete directly or indirectly with companies in the following categories:

         large Web publishers, Web portals and Internet advertising networks that offer advertising inventory;

         providers of software and service bureau ad delivery solutions for Web publishers and advertisers;

         email services companies, ISPs and other companies in the email services business;

         direct mail and email list providers, and providers of information products and marketing research services to the direct marketing industry;

         Web ratings companies, advertisement performance measurement companies, providers of Web advertising management, online research and consulting services and providers of syndicated market research in traditional publishing; and

         others, such as providers of customer relationship management services, content aggregation companies, companies engaged in advertising sales networks, advertising agencies and other companies that facilitate digital marketing.

    Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. These factors may allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers, direct marketers and Web publishers. We cannot assure you that our competitors will not develop products or services that are equal or superior to our solutions or that achieve greater acceptance than our solutions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective advertising, ad agency and Web publisher customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. We cannot assure you that we will be able to compete successfully or that competitive pressures will not materially and adversely affect our business, results of operations or financial condition.

WE MAY NOT COMPETE SUCCESSFULLY WITH TRADITIONAL ADVERTISING MEDIA FOR ADVERTISING DOLLARS

    Companies doing business on the Internet, including ours, must also compete with television, radio, cable and print (traditional advertising media) for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium. In addition, in response to adverse economic or business conditions, many advertisers reduce their advertising and marketing spending. These circumstances would increase the competition we face to sell our products and services, and could materially and adversely affect our business, results of operations or financial condition.

OUR REVENUE IS SUBJECT TO SEASONAL AND CYCLICAL FLUCTUATIONS

    We believe that our business is subject to seasonal fluctuations. Advertisers generally place fewer advertisements during the first and third calendar quarters of each year, which directly affects our DoubleClick Media and DoubleClick TechSolutions businesses, and the direct marketing industry generally mails substantially more marketing materials in the third calendar quarter, which directly affects our DoubleClick Data business. Further, Internet user traffic typically drops during the summer months, which reduces the amount of advertising to sell and deliver. Expenditures by advertisers and direct marketers also tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. Our revenue has in the past and may in the future be materially and adversely affected by a decline in the economic prospects of our customers or in the economy or industry in general, which could alter our current or prospective customers' spending priorities or budget cycles or change our sales cycle.

    Due to the risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

WE MAY NOT BE ABLE SUCCESSFULLY TO MAKE ACQUISITIONS OF OR INVESTMENTS IN OTHER COMPANIES

    We may acquire or make investments in other complementary businesses, products, services or technologies. From time to time we have had discussions with other companies regarding our acquiring, or investing in, their businesses, products, services or technologies. We cannot assure you that we will be able to identify other suitable acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make other acquisitions or investments on commercially acceptable terms, if at all. Even if we agree to buy a company, we cannot assure you that we will be successful in consummating the purchase. Reasons for failing to consummate a purchase could include our refusal to increase the agreed upon purchase price to match an offer made by a subsequent competing bidder. If we buy a company, we could have difficulty in integrating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we acquire different types of businesses, we could have difficulty in integrating the acquired products, services, technologies or personnel into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations due to accounting requirements such as amortization of goodwill. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

WE MUST MANAGE THE INTEGRATION OF ACQUIRED COMPANIES SUCCESSFULLY IN ORDER TO ACHIEVE DESIRED RESULTS

    As a part of our business strategy, we expect to enter into a number of business combinations and acquisitions. Achieving the benefits of acquisition transactions, including our recent acquisitions of @plan and FloNetwork, depends on the successful execution of post-acquisition events including:

     integrating operations and personnel;

     offering the existing products and services of each company to the other company's customers; and

     developing new products and services that utilize the assets of both companies.

    In addition, acquisitions are accompanied by a number of risks, including:

     the difficulty of assimilating the operations and personnel of the acquired companies;

     the potential disruption of the ongoing businesses and distraction of our management and management of the acquired company;

     the difficulty of incorporating acquired technology and rights into our products and services;

     unanticipated expenses related to technology integration;

     difficulties in maintaining uniform standards, controls, procedures and policies;

     the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

     potential unknown liabilities associated with acquired businesses.

    We may not succeed in addressing these risks or any other problems encountered in connection with business combinations and acquisitions. Our failure to do so could have a material adverse effect on our business, financial condition and operating results and could result in the loss of key personnel. In addition, the attention and effort devoted to integration will significantly divert management's attention from other important issues, and could seriously harm our business.

IF WE FAIL TO SUCCESSFULLY CROSS-MARKET OUR PRODUCTS TO CUSTOMERS OF BUSINESSES WE ACQUIRE, OR TO DEVELOP NEW PRODUCTS TO SERVE THOSE AND OUR EXISTING CUSTOMERS, WE MAY NOT INCREASE OR MAINTAIN OUR CUSTOMER BASE OR OUR REVENUE

    We offer to our collective customers the respective products and services historically offered by DoubleClick and companies we have acquired. We cannot assure you that any company's customers will have any interest in the other companies' products and services. The failure of our cross-marketing efforts may diminish the benefits we realize from these acquisitions. In addition, we intend to develop new products and services that combine the knowledge and resources of our company and the businesses we acquire. We cannot assure you that these products or services will be developed or, if developed, will be successful or that we can successfully integrate or realize the anticipated benefits of these acquisitions. As a result, we may not be able to increase or maintain our customer base. We cannot assure you that we will be able to overcome the obstacles in developing new products and services, or that there will be a demand for the new products or services developed by us after the acquisitions. An inability to overcome these obstacles or a failure of demand to develop could materially and adversely affect our business, financial condition and results of operations or could result in loss of key personnel.

WE DEPEND ON THIRD-PARTY INTERNET AND TELECOMMUNICATIONS PROVIDERS OVER WHOM WE HAVE NO CONTROL TO OPERATE OUR SERVICES. INTERRUPTIONS IN OUR SERVICES CAUSED BY ONE OF THESE PROVIDERS COULD HAVE AN ADVERSE EFFECT ON REVENUE.

    We depend heavily on several third-party providers of Internet and related telecommunication services, including of hosting and co-location facilities, in operating our products and services. These companies may not continue to provide services to us without disruptions in service, at the current cost, or at all. Although we believe that we could obtain these services from other sources if need be, the costs associated with any transition to a new service provider would be substantial, requiring us to reengineer our computer systems and telecommunications infrastructure to accommodate a new service provider. This process would be both expensive and time-consuming. In addition, failure of our Internet and related telecommunications providers to provide the data communications capacity in the time frame required by us could cause interruptions in the services we provide. Despite precautions taken by us, unanticipated problems affecting our computer and telecommunications systems in the future could cause interruptions in the delivery of our services, causing a loss of revenue and potential loss of customers.

WE ARE DEPENDENT ON KEY PERSONNEL AND ON EMPLOYEE RETENTION AND RECRUITING FOR OUR FUTURE SUCCESS

    Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel. We do not have employment agreements with most of these executives. The loss of the services of one or more of our key employees could materially and adversely affect our business, results of operations and financial condition. Our future success also depends on our continuing to attract, retain and motivate highly skilled employees. There is significant competition for qualified employees in our industry. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, WE COULD LOSE OUR INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR DAMAGES

    Our success and ability to effectively compete are substantially dependent on the protection of our proprietary technologies and our trademarks, which we protect through a combination of patent, trademark, copyright, trade secret, unfair competition and contract law. Despite our diligent efforts, we cannot assure you that any of our proprietary rights will be viable or of value in the future.

    In September 1999, the U.S. Patent and Trademark Office issued to us a patent that covers our DART technology. We own other patents, and have patent applications pending, for our technology. We cannot assure you that patents applied for will be issued or that patents issued or acquired by us now or in the future will be valid and enforceable, or provide us with any meaningful protection.

    We also have rights in the trademarks that we use to market our solutions. These trademarks include DOUBLECLICK'r', DART'r', DARTMAIL'TM' and ABACUS'r'. We have applied to register our trademarks in the United States and internationally. We have received registrations for the marks DOUBLECLICK, DART and ABACUS and have applied for registration of others. We cannot assure you that any of our current or future trademark applications will be approved. Even if they are approved, these trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own these trademarks, our use of these trademarks will be restricted unless we enter into arrangements with these parties which may be unavailable on commercially reasonable terms, if at all. In addition, we have licensed, and may license in the future, our trademarks, trade dress and similar proprietary rights to third parties. While we endeavor to ensure that the quality of our brands are maintained by our licensees, our licensees may take actions that could materially and adversely affect the value of our proprietary rights and reputation.

    In order to secure and protect our proprietary rights, we generally enter into confidentiality, proprietary rights and license agreements, as appropriate, with our employees, consultants and business partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, we cannot be certain that the steps we take to prevent unauthorized use of our proprietary rights are sufficient to prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. In addition, we cannot assure you that we will be able to adequately enforce the contractual arrangements which we have entered into to protect our proprietary technologies.

    Furthermore, third parties may assert infringement claims against us, which could adversely affect our reputation and the value of our proprietary rights. From time to time we have been, and we expect to continue to be, subject to claims in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us or our customers. In particular, we do not conduct exhaustive patent searches to determine whether our technology infringes patents held by others. In addition, the protection of proprietary rights in Internet-related industries is inherently uncertain due to the rapidly evolving technological environment. As such, there may be numerous patent applications pending, many of which are confidential when filed, that provide for technologies similar to ours.

    Third party infringement claims and any resultant litigation, should it occur, could subject us to significant liability for damages or restrict us from using our intellectual property. Even if we prevail, litigation could be time-consuming and expensive to defend, and could result in the diversion of management's time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into royalty, licensing or other similar agreements with the third parties asserting these claims. Such agreements, if required, may be unavailable on terms acceptable to us, or at all. If a successful claim of infringement is brought against us and we fail to develop non-infringing technology or to license the infringed or similar technology on a timely basis, it could materially adversely affect our business, financial condition and results of operations.

OUR RIGHT TO KEEP AND USE INFORMATION COLLECTED IN OUR DATABASES MAY BE CHALLENGED IN THE FUTURE, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

    We collect and compile information in databases for the product offerings of all our businesses. Individuals have claimed, and may claim in the future, that our collection of this information is illegal. Although we believe that we have the right to use and compile the information in these databases, we cannot assure you that our ability to do so will remain lawful, that any trade secret, copyright or other intellectual property protection will be available for our databases, or that statutory protection that is or becomes available for databases will enhance our rights. In addition, others may claim rights to the information in our databases. Further, pursuant to our contracts with Web publishers using our solutions, we are obligated to keep certain information regarding each Web publisher confidential and, therefore, may be restricted from further using that information in our businesses.

WE MUST ADAPT TO TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS OR WE WILL NOT BE COMPETITIVE

    The digital marketing business is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer demands. Our future success will depend on our ability to adapt to rapidly changing technologies and to enhance existing solutions and develop and introduce a variety of new solutions and services to address our customers' changing demands. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our solutions and services. In addition, our new solutions or enhancements must meet the requirements of our current and prospective customers and must achieve significant acceptance. Material delays in introducing new solutions and enhancements may cause customers to forego purchases of our solutions and purchase those of our competitors. Our failure to successfully design, develop, test and introduce new services, or the failure of our recently introduced services to achieve acceptance, could prevent us from maintaining existing client relationships, gaining new clients or expanding our business and could materially and adversely affect our business, financial condition and results of operations.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE FAIL SUCCESSFULLY TO MANAGE OUR INTERNATIONAL OPERATIONS AND SALES AND MARKETING EFFORTS

    We have operations in a number of countries. We have limited experience in developing localized versions of our solutions and in marketing, selling and distributing our solutions internationally. We sell our products and services through our directly and indirectly owned subsidiaries in Australia, the Benelux countries, Canada, France, Germany, Spain, Ireland, Italy, Scandinavia and the United Kingdom. We also operate our media business through business partners in Japan and Asia (Hong Kong, Taiwan, Korea, China and Singapore) and generally operate our technology business through our directly or indirectly owned subsidiaries in these jurisdictions. A great deal of our success in these markets is directly dependent on the success of our business partners and their dedication of sufficient resources to our relationship.

    Our international operations are subject to other inherent risks, including:

     the high cost of maintaining international operations;

     uncertain demand for our products and services;

     the impact of recessions in economies outside the United States;

     changes in regulatory requirements;

     more restrictive privacy regulation;

     reduced protection for intellectual property rights in some countries;

     potentially adverse tax consequences;

     difficulties and costs of staffing and managing foreign operations;

     political and economic instability;

     fluctuations in currency exchange rates; and

     seasonal fluctuations in Internet usage.

These risks may have a material and adverse impact on the business, results of operations and financial condition of our operations in a particular country, and could result in a decision by us to reduce or discontinue operations in that country. The combined impact of these risks in each country may also materially and adversely affect the business, results of operations and financial condition of DoubleClick as a whole.

WE HAVE INCURRED SIGNIFICANT DEBT OBLIGATIONS WHICH COULD HARM OUR BUSINESS

    We incurred $250 million of indebtedness in March 1999 from the sale of our 4.75% Convertible Subordinated Notes due 2006. Our ratio of long-term debt to total equity was approximately 32.0% as of March 31, 2001. The degree to which we are leveraged could materially and adversely affect our ability to obtain additional financing and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will depend on our future performance, which will be subject to financial, business, and other factors affecting our operations, many of which are beyond our control.

EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF OUR COMPANY

    Some of the provisions of our certificate of incorporation, our bylaws and Delaware law could, together or separately:

     discourage potential acquisition proposals;

     delay or prevent a change in control;

     impede the ability of our stockholders to change the composition of our board of directors in any one year; or

     limit the price that investors might be willing to pay in the future for shares of our common stock.

OUR STOCK PRICE MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS

    The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above their purchase price.

IF OUR STOCK PRICE IS VOLATILE, WE MAY BECOME SUBJECT TO SECURITIES LITIGATION WHICH IS EXPENSIVE AND COULD RESULT IN A DIVERSION OF RESOURCES

    In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Many companies in our industry have been subject to this type of litigation in the past. We may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources, which could materially and adversely affect our business, financial condition and results of operations.

FUTURE SALES OF OUR COMMON STOCK MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

    As of March 31, 2001, we had 128,894,872 shares of common stock outstanding, excluding 21,944,597 shares subject to options outstanding as of such date under our stock option plans that are exercisable at prices ranging from $0.03 to $124.56 per share. Additionally, certain holders of our common stock have registration rights with respect to their shares. We intend to file one or more registration statements in compliance with these registration rights. We cannot predict the effect, if any, that future sales of common stock or the availability of shares of common stock for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares included in such registration statements, issued upon the exercise of stock options or issued upon the conversion of our convertible subordinated notes), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

                         RISKS RELATED TO OUR INDUSTRY

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF DEMAND FOR INTERNET ADVERTISING FAILS TO GROW AS PREDICTED OR DIMINISHES

    Our future success is highly dependent on an increase in the use of the Internet as an advertising medium. The Internet advertising industry is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand and acceptance for Internet advertising solutions is uncertain. Many of our current or potential advertising customers have limited experience using the Internet for advertising purposes and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. These customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. In addition, some of our current and potential Web publisher customers have little experience in generating revenue from the sale of advertising space on their Web sites. We cannot assure you that current or potential advertising customers will allocate a portion of their advertising budget to Internet advertising or that the demand for Internet advertising will continue to develop to sufficiently support Internet advertising as a significant advertising medium. If the demand for Internet advertising decreases or develops more slowly than we expect, then our business, results of operations and financial condition could be materially and adversely affected.

    There are currently no generally accepted standards or tools for the measurement of the effectiveness of Internet advertising or the planning of advertising purchases, and generally accepted standard measurements and tools may need to be developed to support and promote Internet advertising as a significant advertising medium. Our advertising customers may challenge or refuse to accept ours or third-party's measurements of advertisement delivery results, or the market research information that we provide. Our customers may not accept any errors in such measurements. In addition, the accuracy of database information used to target advertisements is essential to the effectiveness of Internet advertising that may be developed in the future. The information in our database, like any database, may contain inaccuracies which our customers may not accept.

    A significant portion of our revenue is derived from the delivery of advertisements placed on Web sites which are designed to contain the features and measuring capabilities requested by advertisers. If advertisers determine that those ads are ineffective or unattractive as an advertising medium or if we are unable to deliver the features or measuring capabilities requested by advertisers, the long-term growth of our online advertising business could be limited and our revenue levels could decline. There are also 'filter' software programs that limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising, and our business, results of operations and financial condition, would be materially and adversely affected by Web users' widespread adoption of this software.

CHANGES IN GOVERNMENT REGULATION COULD DECREASE OUR REVENUE AND INCREASE OUR
COSTS

    Laws applicable to Internet communications, e-commerce, digital advertising, data protection and direct marketing are becoming more prevalent. Any legislation enacted or regulation issued could dampen the growth and acceptance of the digital marketing industry in general and of our offerings in particular. Existing and proposed legislation in the United States, Europe (following the directive of the European Union), Canada, and Japan may impose limits on our collection and use of certain kinds of information about individuals, whether collected offline or online. Various U.S. state and foreign governments may also attempt to regulate our transmissions or levy sales or other taxes relating to our activities.

    Moreover, the laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, data protection, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

    Our business, results of operations and financial condition could be materially and adversely affected by the adoption or modification of laws or regulations relating to our businesses.

CHANGES IN LAWS RELATING TO DATA COLLECTION AND USE PRACTICES AND THE PRIVACY OF INTERNET USERS AND OTHER INDIVIDUALS COULD HARM OUR BUSINESS

    New limitations on the collection and use of information relating to Internet users are currently being considered by legislatures and regulatory agencies in the United States and internationally. We are unable to predict whether any particular proposal will pass, or the nature of the limitations in those proposals that do pass. Since many of the proposals are in their development stage, we cannot yet determine the impact these may have on our business. In addition, it is possible that changes to existing law, including new interpretations of existing law, could have a material and adverse impact on our business, financial condition and results of operations.

    The following are examples of proposals currently being considered in the United States and internationally:

     Legislation has been proposed in some jurisdictions to regulate the use of cookie technology. Our technology uses cookies for ad targeting and reporting, among other things, and we may be required to change our technology in order to comply with the new laws. It is possible that the changes required for compliance are commercially unfeasible, or that we are simply unable to comply and therefore may be required to discontinue the relevant business practice.

     Data protection officials in certain European countries have voiced the opinion that an IP address is personally-identifiable information. In those countries in which this opinion prevails, the applicable national data protection law could be interpreted to subject us to a more restrictive regulatory regime. Although we believe our current policies and procedures would meet these more restrictive standards, we cannot assure you that the applicable authorities would make the same determination. The cost of such compliance could be material, and we may not be able to comply with the applicable national regulations in a timely or cost-effective manner.

     Legislation has been proposed to prohibit the sending of 'unsolicited commercial email' or 'spam.' We have a consent-based email delivery and list services business that we believe should not, as a matter of policy, be affected by this kind of legislation. However, it is possible that legislation will be passed that requires us to change our current practices, or subject us to increased possibility of legal liability for our practices.

     Legislation is under consideration that would regulate the practice of online preference marketing, as practiced by DoubleClick and other Network Advertising Initiative member companies. Such legislation, if passed, could require DoubleClick to change or discontinue its plans for online preference marketing services. The changes we are required to make could diminish the market acceptance of our offerings.

     The Federal Trade Commission is currently reviewing the need to regulate the manner in which offline information about consumers is collected and used by businesses. The value of the Abacus database, and the future viability of the DoubleClick Data business, could be adversely affected by legislation or regulation that limits the manner in which offline information about consumers is collected and used.

These and other circumstances leading to changes in the existing law could have a material and adverse impact on our business, financial condition and results of operations.

    In addition, DoubleClick is a member of the Network Advertising Initiative and the Direct Marketing Association, both industry self-regulatory organizations. Although our compliance with the these self-regulatory principles to date has not had a material adverse effect on us, we cannot assure you that these organizations will not adopt additional, more burdensome guidelines, which could materially and adversely affect the business, financial condition and results of operations of DoubleClick.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY PRODUCTS OFFERED BY THIRD PARTIES

    Our business may be adversely affected by the adoption by computer users of technologies that harm the performance of our products and services. For example, computer users may use software designed to filter or prevent the delivery of Internet advertising, or Internet browsers set to block the use of cookies. We cannot assure you that the number of computer users who employ these or other similar technologies will not increase, thereby diminishing the efficacy of our products and services. In the case that one or more of these technologies are widely adopted, our business, financial condition and results of operations could be materially and adversely affected.

OUR BUSINESS MAY SUFFER IF THE WEB INFRASTRUCTURE IS UNABLE TO EFFECTIVELY SUPPORT THE GROWTH IN DEMAND PLACED ON IT

    Our success will depend, in large part, upon the maintenance of the Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of enabling products such as high speed modems, for providing reliable Web access and services and improved content. We cannot assure you that the Web infrastructure will continue to effectively support the demands placed on it as the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly. Furthermore, the Web has experienced a variety of outages and other delays due to damage to portions of its infrastructure. These outages and delays could impact the Web sites of Web publishers using our solutions and the level of user traffic on Web sites on our DoubleClick networks.

DOUBLECLICK DATA IS DEPENDENT ON THE SUCCESS OF THE DIRECT MARKETING INDUSTRY FOR ITS FUTURE SUCCESS

    The future success of DoubleClick Data is dependent in large part on the continued demand for our services from the direct marketing industry, including the catalog industry, as well as the continued willingness of catalog operators to contribute their data to us. Most of our Abacus clients are large consumer merchandise catalog operators in the United States. A significant downturn in the direct marketing industry generally, including the catalog industry, or withdrawal by a substantial number of catalog operators from the Abacus Alliance, would have a material adverse effect on our business, financial condition and results of operations. Many industry experts predict that electronic commerce, including the purchase of merchandise and the exchange of information via the Internet or other media, will increase significantly in the future. To the extent this increase occurs, companies that now rely on catalogs or other direct marketing avenues to market their products may reallocate resources toward these new direct marketing channels and away from catalog-related marketing or other direct marketing avenues, which could adversely affect demand for some DoubleClick Data services. In addition, the effectiveness of direct mail as a marketing tool may decrease as a result of consumer saturation and increased consumer resistance to direct mail in general.

INCREASES IN POSTAL RATES AND PAPER PRICES COULD HARM DOUBLECLICK DATA

    The direct marketing activities of our Abacus Alliance clients are adversely affected by postal rate increases, especially increases that are imposed without sufficient advance notice to allow adjustments to be made to marketing budgets. Higher postal rates may result in fewer mailings of direct marketing materials, with a corresponding decline in the need for some of the direct marketing services offered by us. Increased postal rates can also lead to pressure from our clients to reduce our prices for our services in order to offset any postal rate increase. Higher paper prices may also cause catalog companies to conduct fewer or smaller mailings which could cause a corresponding decline in the need for our services. Our clients may aggressively seek price reductions for our services to offset any increased materials cost. Any of these occurrences could materially and adversely affect the business, financial condition and results of operations of our Abacus business.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections on 'DoubleClick Inc.' and 'Risk Factors.'

    In some cases, you can identify forward-looking statements by terms such as 'may,' 'will,' 'should,' 'could,' 'would,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'estimates,' 'projects,' 'predicts,' 'potential' or 'continue' or the negative of those forms or other comparable terms. Our forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These factors are discussed in more detail elsewhere in this prospectus, including under the captions 'DoubleClick Inc.' and 'Risk Factors.' Because of these uncertainties, you should not place undue reliance on our forward-looking statements. We do not intend to update any of these factors or to publicly announce the result of any revisions to any of our forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

    All of the shares of our common stock are being sold by the selling stockholders. We will not receive any proceeds from the sale of the shares of our common stock.

                                    DILUTION

    None of the shares offered hereby are being sold by DoubleClick. Therefore, there will be no dilution in the net tangible book value per share as a result of the sale of the shares offered hereby.

                              PLAN OF DISTRIBUTION


    We are registering all 1,349,981 shares on behalf of certain selling stockholders. All of the shares originally were issued by us in connection with earnout payments relating to our acquisition of DoubleClick Scandinavia AB. We will receive no proceeds from this offering. The selling stockholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (collectively, the 'Selling Stockholders') may sell the shares from time to time. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:


     a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

     purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

     an exchange distribution in accordance with the rules of such exchange,

     ordinary brokerage transactions and transactions in which the broker solicits purchasers, and in privately negotiated transactions.

    To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

    The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

    Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Stockholders may be deemed to be 'underwriters' within the meaning of
Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Stockholders may be deemed to be 'underwriters' within the meaning of
Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by Selling Stockholders.

    The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder will be subject to applicable provisions of the

Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

    We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     the name of each such Selling Stockholder and of the participating broker-dealer(s),

     the number of shares involved,

     the price at which such shares were sold,

     the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

     that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and other facts material to the transaction.

    We will bear all costs, expenses and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The Selling Stockholders may agree to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                              SELLING STOCKHOLDERS


    The following table sets forth the number of shares owned by each of the Selling Stockholders as of May 7, 2001. Except as disclosed below, none of the Selling Stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares or our other securities. No estimate can be given as to the amount of shares that will be held by the Selling Stockholders after completion of this offering because the Selling Stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholders named below during the period commencing on the date of this prospectus and ending on July 13, 2001.


    The Selling Stockholders named below provided us the information contained in the following table with respect to themselves and the respective amount of common stock beneficially owned by them and which may be sold by each of them under this prospectus. We have not independently verified this information. Each of the Selling Stockholders owns less than 1% of our outstanding shares of Common Stock.

The shares offered by this prospectus may be offered for sale from time to time by the Selling Stockholders named below.



                                                    NUMBER OF SHARES     NUMBER OF SHARES
                                                      BENEFICIALLY        REGISTERED FOR
                  NAME                                   OWNED             SALE HEREBY
                  ----                                   -----             -----------
Goran Arvinius(1)................................       82,404(6)              77,488
Lars Hallen(2)...................................      453,507(7)             448,591
Ola Heffler(3)...................................       21,195(8)              15,349
Joakim Antelius(4)...............................       16,384(9)              15,349
Thomas Munck(5)..................................       18,122(10)             15,349
Leader Industries Ltd............................      327,531                327,531
Bo Alexandersson.................................       78,974                 78,974
Celsia S.A.......................................      371,350                371,350
                                                                            ---------
    Total........................................                           1,349,981
                                                                            ---------
                                                                            ---------


---------

 (1) This stockholder was a managing director of DoubleClick Scandinavia until May 10, 2001 and is currently a consultant to DoubleClick Scandinavia.



 (2) This stockholder was a sales director of DoubleClick Scandinavia until May 10, 2001 and is currently a consultant to DoubleClick Scandinavia.



 (3) This stockholder is currently a managing director of DoubleClick
     Scandinavia.



 (4) This stockholder is currently a key account manager of DoubleClick Scandinavia.



 (5) This stockholder is currently a key account manager of DoubleClick Scandinavia.



 (6) Includes options to purchase 4,916 shares of our common stock that are exercisable within 60 days of May 7, 2001. Excludes options to purchase 5,934 shares of our common stock not exercisable within 60 days of May 7, 2001.



 (7) Includes options to purchase 4,916 shares of our common stock that are exercisable within 60 days of May 7, 2001. Excludes options to purchase 12,959 shares of our common stock not exercisable within 60 days of May 7, 2001.



 (8) Includes options to purchase 4,916 shares of our common stock that are exercisable within 60 days of May 7, 2001. Excludes options to purchase 13,484 shares of our common stock not exercisable within 60 days of May 7, 2001.



 (9) Includes options to purchase 1,000 shares of our common stock that are exercisable within 60 days of May 7, 2001. Excludes options to purchase 3,575 shares of our common stock not exercisable within 60 days of May 7, 2001.



(10) Includes options to purchase 1,408 shares of our common stock that are exercisable within 60 days of May 7, 2001. Excludes options to purchase 3,722 shares of our common stock not exercisable within 60 days of May 7, 2001.


                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov. Reports, proxy statements and other information concerning us are also available for inspection at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE


    This prospectus is part of a registration statement (Registration No. 333-61302) we filed with the SEC. The SEC permits us to 'incorporate by reference' the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supercede this information. We incorporate by reference the documents listed below filed by us with the SEC. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering.


    1. Our Annual Report on Form 10-K for the fiscal year ended December 31,
       2000.

    2. The description of our common stock which is contained in our Registration Statement on Form 8-A filed under the Exchange Act on December 1, 1998, including any amendment or reports filed for the purpose of updating such description.

    3. Our Quarterly Report on Form 10-Q, filed with the SEC on May 15, 2001.

    4. Our Current Report on Form 8-K/A, filed with the SEC on January 22, 2001, which amended our Current Report on Form 8-K/A, filed with the SEC on November 20, 2000.

    5. Our Current Report on Form 8-K, filed with the SEC on February 2, 2001.

    6. Our Current Report on Form 8-K, filed with the SEC on February 5, 2001.

    7. Our Current Report on Form 8-K, filed with the SEC on March 22, 2001.

    8. Our Current Report on Form 8-K, filed with the SEC on June 14, 2001.

    If you request, either in writing or orally, a copy of any or all of the documents incorporated by reference, we will send to you the copies requested at no charge. However, we will not send exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to: Elizabeth Wang, Esq., Assistant Secretary, DoubleClick Inc., 450 West 33rd Street, New York, New York 10001,
(212) 683-0001.

                                 LEGAL MATTERS

    The validity of the securities offered under this registration statement will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

    The audited financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, except as they relate to NetGravity, Inc. for the year ended December 31, 1998 have been audited by PricewaterhouseCoopers LLP, independent accountants, and insofar as they relate to NetGravity, Inc. for the year ended December 31, 1998, have been audited by KPMG LLP, independent accountants. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

____________________________________        ____________________________________

    We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                              -------------------
                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
DoubleClick Inc.............................................    2
Risk Factors................................................    4
Information Regarding Forward-Looking Statements............   18
Use of Proceeds.............................................   18
Dilution....................................................   18
Plan of Distribution........................................   18
Selling Stockholders........................................   20
Where You Can Find More Information.........................   21
Incorporation by Reference..................................   22
Legal Matters...............................................   22
Experts.....................................................   22

                                     [Logo]


                                1,349,981 Shares
                                of Common Stock


                              --------------------
                                   PROSPECTUS
                              --------------------


                                 June 14, 2001


____________________________________        ____________________________________